Exhibit 1

Safe Bulkers, Inc. Reports Third Quarter and First Nine Months 2011 Results and Declares Quarterly Dividend

Athens, Greece – October 17, 2011 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and nine month period ended September 30, 2011. The Company’s Board of Directors also declared a quarterly dividend of $0.15 per share for the third-quarter of 2011.

Summary of Third Quarter 2011 Results

•

Net revenue for the third quarter of 2011 increased by 4% to $42.5 million from $40.8 million during the same period in 2010.

•

Net income for the third quarter of 2011 decreased by 10% to $19.8 million from $22.0 million during the same period in 2010. Adjusted net income1 for the third quarter of 2011 decreased slightly to $25.9 million from $26.1 million during the same period in 2010.

•

EBITDA2 for the third quarter of 2011 decreased by 7% to $26.6 million from $28.6 million during the same period in 2010. Adjusted EBITDA1 for the third quarter of 2011 increased slightly to $32.8 million from $32.7 million during the same period in 2010.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the third quarter of 2011 of $0.28 and $0.37 respectively, calculated on a weighted average number of shares of 70,889,569, compared to $0.33 and $0.40 in the third quarter 2010, calculated on a weighted average number of shares of 65,874,601.

•

The Company’s Board of Directors declared a dividend of $0.15 per share for the third quarter of 2011.

Summary of Nine Months Ended September 30, 2011 Results

•

Net revenue for the first nine months of 2011 increased by 9% to $126.0 million from $115.7 million during the same period in 2010.

•

Net income for the first nine months of 2011 decreased by 16% to $66.2 million from $78.5 million during the same period in 2010. Adjusted net income1 for the first nine months of 2011 increased by 3% to $78.8 million from $76.2 million during the same period in 2010.

•

EBITDA2 for the first nine months of 2011 decreased by 9% to $86.6 million from $95.5 million during the same period in 2010. Adjusted EBITDA1 for the first nine months of 2011 increased by 6% to $99.2 million from $93.2 million during the same period in 2010.

•

EPS and Adjusted EPS1 for the first nine months of 2011 of $0.96 and $ 1.14, respectively, calculated on a weighted average number of shares of 68,980,741, compared to $1.26 and $1.22 in the first nine months of 2010, calculated on a weighted average number of shares of 62,431,775.

Fleet and Employment Profile

On September 9, 2011, the Company took delivery of the MV Venus History, a Japanese-built, Post-Panamax class newbuild vessel.

As of October 15, 2011, the Company’s operational fleet was comprised of 17 drybulk vessels with an average age of 4.3 years.

The Company has contracted to acquire 10 additional drybulk newbuild vessels with deliveries scheduled at various times through 2014. The newbuild vessels consist of 4 Panamax vessels with delivery dates 1 in the first half of 2012, 1 in the second half of 2013 and 2 in the first half of 2014; 3 Kamsarmax vessels with delivery dates in the first half of 2012; 1 Post-Panamax vessel with delivery date in the first half of 2012; and 2 Capesize vessels, 1 in the second half of 2011 and the other in the second half of 2012.

As of October 15, 2011, the contracted employment of fleet ownership days for the remainder of 2011 was 81%. For the full years 2011, 2012 and 2013, the contracted employment of fleet ownership days was 96%, 67% and 57%, respectively. Contracted employment includes vessels which are scheduled to be delivered to us in the future.

Capital expenditure requirements and liquidity as of September 30, 2011

The remaining capital expenditure requirements net of commissions for the delivery of the 10 newbuilds amounted to $276.7 million, of which $48.3 million is scheduled to be paid in 2011, $148.0 million in 2012, $25.6 million in 2013 and $54.8 million in 2014. We anticipate satisfying these capital expenditure requirements from existing cash and time deposits, operating cash surplus and existing undrawn loan facilities.

The Company had $28.1 million in cash and short-term time deposits, $5.4 million in long-term restricted cash and $50.0 million in a long-term floating rate note, from which it may borrow up to 80% under certain conditions. Additionally, the Company had an aggregate of $180.0 million in undrawn loan and credit facilities and commitments for two existing vessels and three newbuild vessels and $48.4 million available from existing revolving reducing credit facilities.

Apart from the above loan and credit facilities and commitments, the Company will be able to borrow against seven debt-free newbuild vessels, on which additional financing may be contracted as and if required.

Dividend Declaration

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.15 per share payable on or about November 30, 2011 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on November 23, 2011.

The Company has 70,891,916 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “We are pleased to announce that our Board of Directors has declared our fourteenth consecutive dividend since our IPO. We believe our financial position is supported by our charter coverage and fleet expansion. We believe our capital expenditure requirements are fully covered by our available liquidity while upon delivery of all our newbuilds, seven brand new vessels are expected to be debt-free. We continue to implement our newbuilding program and we may pursue further attractive vessel acquisition opportunities with new vessel designs currently under development by leading shipyards, complying with upcoming regulations and incorporating technology advancements providing for energy efficiency and environmental protection expanding and renewing our current fleet.’’

Conference Call

On Tuesday, October 18, 2011 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until October 28, 2011 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2011 Results

Net income decreased by 10% to $19.8 million for the third quarter of 2011 from $22.0 million for the third quarter of 2010, mainly due to the following factors:

Net revenues: Net revenues increased by 4% to $42.5 million for the third quarter of 2011 compared to $40.8 million for the same period in 2010, mainly due to an increased number of operating days partly offset by average lower charter rates. The Company operated 16.24 vessels on average during the third quarter of 2011, earning a time charter equivalent (‘‘TCE’’) rate of $28,312, compared to 15.00 vessels and a TCE rate of $29,605 during the same period in 2010.

Vessel operating expenses: Vessel operating expenses increased by 12% to $6.6 million for the third quarter of 2011 compared to $5.9 million for the same period in 2010. The increase in operating expenses is mainly attributable to an increase in ownership days by 8% to 1,494 days for the third quarter of 2011 from 1,380 days for the same period in 2010. Daily vessel operating expenses increased by 3% to $4,426 for the third quarter of 2011 compared to $4,294 for the same period in 2010, mainly due to increase of crewing and insurance costs.

Depreciation: Depreciation increased to $5.8 million for the third quarter of 2011 compared to $5.2 million for the same period in 2010, as a result of the increase in the average number of vessels operated by the Company during the third quarter of 2011.

Loss on derivatives: Loss on derivatives increased to $ 6.2 million in the third quarter of 2011 compared to a loss of $3.9 million for the same period in 2010, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 2.7 years as of September 30, 2011.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Interest expense: Interest expense decreased by 39% to $1.1 million in the third quarter of 2011 from $1.8 million for the same period in 2010, attributable to the declining US dollar interest rates and a decrease in the average outstanding indebtedness.

Other finance costs: Other finance costs increased to $0.7 million for the third quarter of 2011 compared to approximately zero for the same period in 2010, as a result of the increase in legal and commitment fees of new credit facilities during the third quarter of 2011.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2010	2011	2010	2011
REVENUES:
Revenues	41,599	43,302	117,790	128,321
Commissions	(767)	(771)	(2,057)	(2,330)
Net revenues	40,832	42,531	115,733	125,991
EXPENSES:
Voyage expenses	(184)	(233)	(476)	(1,040)
Vessel operating expenses	(5,926)	(6,613)	(16,838)	(18,879)
Depreciation	(5,242)	(5,838)	(14,252)	(17,066)
General and administrative expenses	(1,945)	(2,126)	(5,008)	(6,018)
Early redelivery (cost)/income	(193)	-	132	101
Gain on sale of asset	-	-	15,199	-
Operating income	27,342	27,721	94,490	83,089
OTHER (EXPENSE) / INCOME:
Interest expense	(1,754)	(1,098)	(4,771)	(3,740)
Other finance costs	(49)	(748)	(183)	(868)
Interest income	474	259	2,246	787
Loss on derivatives	(3,928)	(6,165)	(13,046)	(12,317)
Foreign currency loss	(16)	(18)	(6)	(409)
Amortization and write-off of deferred finance charges	(60)	(185)	(215)	(363)
Net income	22,009	19,766	78,515	66,179

Earnings per share	0.33	0.28	1.26	0.96
Weighted average number of shares	65,874,601	70,889,569	62,431,775	68,980,741

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2010	September 30, 2011
ASSETS
Cash, time deposits	100,415	28,144
Other current assets	3,861	9,397
Vessels, net	541,244	581,306
Advances for vessel acquisition and vessels under construction	99,014	148,373
Restricted cash non-current	5,423	5,423
Long-term investment	50,000	50,000
Other non-current assets	5,415	6,288
Total assets	805,372	828,931

LIABILITIES AND EQUITY
Current portion of long-term debt	27,674	15,973
Other current liabilities	25,309	32,159
Long-term debt, net of current portion	467,070	429,568
Other non-current liabilities	41,186	32,335
Shareholders’ equity	244,133	318,896
Total liabilities and equity	805,372	828,931

Fleet Data 2011

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2010	2011	2010	2011

FLEET DATA
Number of vessels at period’s end	15	17	15	17
Average age of fleet (in years)	3.80	4.29	3.80	4.29
Ownership days (1)	1,380	1,494	3,917	4,390
Available days (2)	1,373	1,494	3,896	4,382
Operating days (3)	1,372	1,491	3,870	4,374
Fleet utilization (4)	99.4%	99.8%	98.8%	99.6%
Average number of vessels in the period (5)	15.00	16.24	14.35	16.08

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$29,605	$28,312	$29,583	$ 28,515
Daily vessel operating expenses (7)	$4,294	$ 4,426	$4,299	$ 4,300

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
(In thousands of U.S. Dollars except for share and per share data)	2010	2011	2010	2011
Net Income - Adjusted Net Income
Net Income	22,009	19,766	78,515	66,179
Less Gain on Sale of Assets	-	-	(15,199)	-
Plus/Less Early Redelivery Cost/(Income)	193	-	(132)	(101)
Plus Loss on Derivatives	3,928	6,165	13,046	12,317
Plus Foreign Currency Loss	16	18	6	409
Adjusted Net Income	26,146	25,949	76,236	78,804

EBITDA - Adjusted EBITDA
Net Income	22,009	19,766	78,515	66,179
Plus Net Interest Expense	1,280	839	2,525	2,953
Plus Depreciation	5,242	5,838	14,252	17,066
Plus Amortization	60	185	215	363
EBITDA	28,591	26,628	95,507	86,561
Less Gain on Sale of Assets	-	-	(15,199)	-
Less Early Redelivery Cost/(Income)	193	-	(132)	(101)
Plus Loss on Derivatives	3,928	6,165	13,046	12,317
Plus Foreign Currency Loss	16	18	6	409
ADJUSTED EBITDA	32,728	32,811	93,228	99,186

EPS – Adjusted EPS
Net Income	22,009	19,766	78,515	66,179
Adjusted Net Income	26,146	25,949	76,236	78,804
Weighted average number of shares	65,874,601	70,889,569	62,431,775	68,980,741
EPS	0.33	0.28	1.26	0.96
Adjusted EPS	0.40	0.37	1.22	1.14

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency. EBITDA and adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and adjusted EBITDA information. The Company believes that EBITDA and adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of adjusted EBITDA generally further eliminates the effects from gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP and should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Existing Fleet Employment Profile as of October 15, 2011

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Charter Duration (b)
Maria	76,000	2003	20,250	Apr 2011 – Apr 2014
Vassos	76,000	2004	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	20,000	Feb 2011 – Feb 2014
Maritsa	76,000	2005	26,727 (c)	Mar 2010 – Mar 2015
Pedhoulas Merchant	82,300	2006	18,350	Aug 2011 – Aug 2013
Pedhoulas Trader	82,300	2006	20,000 (d)	Aug 2008 – Jul 2013
Pedhoulas Leader	82,300	2007	16,250	May 2011 – Oct 2011
Stalo	87,000	2006	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	42,500 (e)	Dec 2008 – Dec 2013
Sophia	87,000	2007	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	34,160	Apr 2010 – Mar 2015
Martine	87,000	2009	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	22,000 15,250	Feb 2011 – Oct 2011 Oct 2011 – Apr 2012
Panayiota K	92,000	2010	19,250 15,250	May 2011 – Nov2011 Nov 2011 – May 2012
Venus Heritage	95,800	2010	17,750	Mar 2011 – Oct 2011
Venus History	95,800	2011	13,500	Sep 2011 – Oct 2011
Kanaris	178,100	2010	25,928	Sep 2011 – Jun 2031

(a)

Gross charter rates as of October 15, 2011.

(b)

Delivery / redelivery dates reflect the Company’s best estimates. Actual delivery / redelivery dates can differ pursuant to the terms of the relevant charter contract.

(c)

Initially a five-year variable rate contract, first and second year at $32,000, third year at $28,000, and fourth and fifth years at $24,000. In April 2011, the Company agreed with the charterer to adopt a fixed charter rate of $26,727 for the remainder of the five year charter period without changing the total contracted revenue.

(d)

Five-year variable rate contract, first year at $69,000, second year at $56,500, third year at $42,000, and fourth and fifth years at $20,000.

(e)

Five-year variable rate contract, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

The contracted charter coverage including newbuilds, based on the Company’s best estimates as of October 15, 2011, is:

2011 (remaining) ……………….....81%

2011 (full year) ……………………96%

2012 …..…………………………...67%

                                      2013

…..…………………………..57%

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 17 drybulk vessels, all built post-2003, and the Company has contracted to acquire 10 additional drybulk newbuild vessels to be delivered at various times through 2014.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA represent Net Income, EPS and EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency respectively.  See Table 1.

2 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See Table 1.